January 19, 2011

BY EDGAR

Mr. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

Ecopetrol S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed July 15, 2010
File No. 001-34175

Dear Mr. Schwall:

Ecopetrol S.A. (the “Company”) has received a comment letter dated December 17, 2010 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s (i) annual report on form 20-F for fiscal year ended December 31, 2009 (the “Form 20-F”) and (ii) response letter dated September 28, 2010 to a comment letter dated August 30, 2010 from the Staff.  On behalf of the Company, I advise you as follows regarding your comments noted below:

Form 20-F, filed July 15, 2010

General

1.	Please confirm that you will disclose the information provided in your response to comment 5 from our letter dated August 30, 2010 in your next Form 20-F.

Response

The Company confirms that it will disclose the information provided in its response to comment 5 from the Staff’s comment letter dated August 30, 2010 in its next annual report on form 20-F.

2.
We note your response to comment five from our letter dated August 30, 2010.  We further note the discussion in your response of the applicable policy limits of your insurance coverage related to you and your subsidiaries’ offshore projects.  Please provide the relevant deductibles for this insurance coverage.

Mr. Roger Schwall United States Securities and Exchange Commission, p. 2

Response

The following table sets forth the relevant deductibles pertaining to the insurance coverage maintained by the Company’s subsidiaries at their offshore projects:

ITEM	ECOPETROL AMERICA INC.		ECOPETROL OLEO E GAS DO BRASIL		SAVIA PERU
Current Operation Status	Production in K2 Asset: 1200 MBOED Ecopetrol is non operator		No Production Exploratory asset Ecopetrol is non operator		Ecopetrol has 50% Interest Production: 13.500 MBOED
Energy Package Policy	Limit	Deductible	Limit	Deductible	Limit	Deductible
Section 1: All Risk Physical Damage	US$29,992,000 for 9.2% interest	US$1,000,000 for 9.2% interest	N/A	N/A	US$56,000,000	US$1,000,000
Section 2: Operations Extra Expense
Drilling And workover Wells	US$200,000,000; US$100,000,000 in respect of all other wells	US$1,000,000 for K2 asset; From US$5,000,000 to US$7,000,000 for all other assets	US$200,000,000	From US$4,000,000 to US$10,000,000 according to well	US$50,000,000	From US$100,000 to US$1,500,000 according to well
Care, Custody and Control	US$1,000,000	US$0	US$0	US$0	US$5,000,000	US$0
Other
Commercial General Liability Coverage	US$2,000,000	US$1,000,000	US$50,000,000	US$25,000	US$10,000,000	US$100,000
Umbrella Liability Coverage	US$25,000,000	N/A	N/A	N/A	US$25,000,000	N/A
Excess Commercial Liability Coverage	US$25,000,000	N/A	N/A	N/A	N/A	N/A

3.	Similarly, provide the applicable policy limits and deductibles for the insurance coverage discussed in the last paragraph of page eight of your response letter dated September 28, 2010.

Response

The following table sets forth the applicable policy limits and deductibles of the Company’s general third party liability insurance coverage:

ITEM	ECOPETROL ONSHORE		ECOPETROL OFFSHORE (GAS GUAJIRA)
	Limit	Deductible	Limit	Deductible
General Third Party Liability Policy	US$300,000,000	US$1,000,000	US$50,000,000	US$25,000

Mr. Roger Schwall United States Securities and Exchange Commission, p. 3

Loans to Our Directors and Executive Officers, page 101

4.
We note your response to comment 9 in our letter dated August 30, 2010.  Please clarify whether you or any of your subsidiaries have, since you registered your American Depository Shares under Section 12 of the Exchange Act, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer.  If so, tell us how you are in compliance with Section 13(k) of the Exchange Act given that it does not appear that you fit within any of the exclusions contained in Section 13(k).  In addition, please clarify whether you have materially modified any term of any such extension of credit or renewed any such extension of credit on or after such time.  If you have not taken such actions, please tell us whether you expect that you will take such actions in the future.

Response

The Company confirms that, since it registered its American Depositary Shares, neither it nor any of its subsidiaries has provided loans, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer of the Company.  In addition, the Company confirms that it has not materially modified any term of any such extension of credit or renewed any such extension of credit since its American Depository Shares were registered.

Furthermore, the Company supplementally advises the Staff that the loans listed on page 101 of the Form 20-F were issued pursuant to a program by which housing loans are offered to every employee of the Company, not only to executive officers. Under such program, interest rates are the same for all employees holding such loans and are not in any way preferential to, or different for, the Company’s executive officers.  The only change to the Company’s disclosure has been to eliminate loans which have been repaid.

With respect to the Company’s subsidiaries, none of them extend credit, in the form of a personal loan or otherwise, to any of the Company’s executive officers.

5.	We note your response to comment ten in our letter dated August 30, 2010. Please confirm that you will provide such information in future filings.

Response

The Company confirms that it will disclose the information provided in its response to comment ten from the Staff’s comment letter dated August 30, 2010 in future filings.

Disclosure Controls and Procedures, page 122

6.	We note your response to comment eleven in our letter dated August 30, 2010. Please confirm that you will clarify your disclosure in future filings.

Response

The Company confirms that it will clarify its disclosure relating to disclosure controls and procedures disclosure in future filings.

Mr. Roger Schwall United States Securities and Exchange Commission, p. 4

7.
We note your response to comment 12 from our letter dated August 30, 2010.  However, your officers’ conclusion that your disclosure controls and procedures were effective as of December 31, 2009 does not appear to be consistent with your disclosure at page 123 that the financial statement adjustments necessitated by the material weakness in your internal control over financial reporting were identified by your auditor and that the control deficiencies could result in a misstatement of the differences existing between Colombian Government Entity GAAP and U.S. GAAP that would not be prevented or detected on a timely basis.  Please advise.

Response

According to the current understanding of the Company and its independent auditor, a material weakness does not necessarily mean that a company’s disclosure controls and procedures are ineffective.

As the Company previously disclosed in the Form 20-F, the Company’s material weakness is only related to the preparation process of the differences existing between generally accepted accounting principles for Colombian Government Entities and accounting principles generally accepted in the United States (US GAAP).  In fact, the weakness refers to the process and not to the final figures disclosed, which are considered accurate, complete and reasonably show the financial situation of the Company and its subsidiaries.

This weakness in process originates from certain aspects that were not foreseen in advance when the Company entered into four acquisitions in 2009.  These acquisitions required the recently-acquired companies to prepare new business combinations which were then reviewed by the Company. In hindsight, the process was much more complicated than originally anticipated and resulted in (i) sets of data which needed to be reprocessed because certain GAAP differences were not identified on time and (ii) some lack of synchronicity between the companies' teams as well as between the companies’ teams and the independent auditor´s team.

However, since all comments and requests raised by the Company’s management and its independent auditor were finally fulfilled to the point of having confidence in the information presented, no material weakness is applicable to the accuracy and reliability of such information. Final figures reflect fairly, in all material aspects, the financial position of the Company and its subsidiaries. Even so, the independent auditor highlighted that the process was not as optimal, fluid or timely as expected. Therefore, as noted above, the Company disclosed a material weakness to reveal that the process required improvement.

Developing a conceptual analysis, the Commission´s Final Rule, Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Reports (Release Nos. 33-8238; 34-47986) (the “Internal Control Final Rule”) defines “disclosure controls and procedures to mean controls and procedures of a company that are designed to ensure the information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission´s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company´s management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Mr. Roger Schwall United States Securities and Exchange Commission, p. 5

As indicated in Item 15 – Disclosure Controls and Procedures in the Form 20-F, the Company assessed its disclosure controls and procedures in order to provide reasonable assurance that information included in the Form 20-F was recorded, processed, summarized and reported within the time periods allowed and to permit opportune decisions regarding required disclosures. Such controls and procedures, performed by management, including the CEO and the CFO, include the controls listed below:

•	Review and validation by the Company’s Disclosure Committee of relevant financial information to be communicated to third parties.

•
Review and approval of the Company’s disclosure checklist, which seeks to assure the integrity, consistency and comparability of the information to be presented.   Furthermore, such checklist is continuously under review and updated for improvements.

•	Review on a monthly basis of the interim financial statements by the Head and Coordinators of the Company’s Accounting Information Unit.

•
Monthly review of the more relevant financial information by the Company’s Chief Financial Officer and the Head of its Accounting Information Unit, in anticipation of their presentation before the Company’s Audit Committee and the Board of Directors.  This includes a review of the Company’s results versus the budget that is analyzed and presented to the Company’s Management Committee.

•
Validation of the information contained in the Form 20-F by the Head of each one of the Company’s operating and corporate areas, who must all approve the document’s content before it is submitted to and for the review and final approval of the Company’s Chief Financial Officer and Chief Executive Officer.

•	Verify that the information in the Form 20F complies with all disclosure requirements and requiring written evidence of the information’s acceptance date.

•
Update and communicate changes on procedures, in accordance with current regulations, and ensure that all communications relating to procedures is followed by the Company’s staff involved in the preparation of the Company’s disclosure documents.

On the other hand, Internal control over financial reporting is defined as “a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that -

Mr. Roger Schwall United States Securities and Exchange Commission, p. 6

(1)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.”

Taking into account this definition, and since, as underlined above, internal control over financial reporting comprises not only the reliability but also the preparation process of financial statements, the Company’s conclusion was that, given that such preparation process needed an improvement (particularly in the matters related to business combinations under US GAAP), the Company’s internal control over financial reporting was not completely adequate. More specifically, there were difficulties affecting the preparation process of the reconciliation to US GAAP (not the Colombian GAAP). However this does not have an impact over the Company’s disclosure controls and procedures, which were properly addressed since the information required to be disclosed by the Company was recorded, processed, summarized and reported according to the Commission’s definition.

As discussed in the Internal Control Final Rule, “while there is substantial overlap between internal control over financial reporting and disclosure controls and procedures, there are both some elements of disclosure controls and procedures that are not subsumed by internal control over financial reporting and some elements of internal control that are not subsumed by the definition of disclosure controls and procedures.” Accordingly, the Company and its independent auditor understand that the existence of a substantial overlap opens a window for interpretation with respect to the analysis and conclusion of the impact of the disclosed material weakness on the Company's disclosure controls and procedures.

Based on the above mentioned facts and circumstances, the Company considers that the analysis and conclusions of its officers on the effectiveness of the Company’s disclosure and control procedures are correct and aligned with the Internal Control Final Rule.

Engineering Comments

Information on the Company, page 20

Production Activities in Colombia, page 32

8.
Your response 17 to our August 30, 2010 letter indicates you have disclosed only the “lifting cost” for crude oil on an 8/8ths (gross) basis instead of the production costs you incurred to produce your share of oil and gas production as contemplated in Rule 4-10(a)(20) of Regulation S-X and Item 1204 of Regulation S-K , i.e. pursuant to FASB ASC 932 (formerly FAS 69).  As discussed further in the comment below, it appears you have omitted several components from your disclosed production costs.  Please amend your document to disclose also your historical unit production cost for your share of production from consolidated and equity accounted entities as required by Item 1204.

Mr. Roger Schwall United States Securities and Exchange Commission, p. 7

Response

The Company supplementally advises the Staff that its production costs are the result of adding up all costs required to make crude oil available for sale.  Such production costs include fixed and variable costs, excluding depreciation, amortization, depletion and purchases of Hocol from third parties.  Additionally, it includes costs, such as purchases of naphtha, transport of crude oil by trucks, crude oil pipelines and product pipelines costs, and purchases relating to the processing of production products.

Furthermore, the Company has adjusted its production cost methodology pursuant to FASB ASC 932 (formerly FAS 69).  Pursuant to such methodology, the Company obtained an average consolidated unit production cost of Ps$31,159/BOE for 2009.  Such result is derived from the Company’s production costs (as adjusted by its operational expenses and purchases of crude oil) divided by an adjusted production volume.  Such adjusted production volume reflects not only the Company’s crude oil and gas production but also its naphtha volume.  The Company believes this new result is necessary to reflect the cost of the naphtha used to dilute heavy crude oil, considering that this addition also generates an increase in total volumes sold and in income coming from the improved crude oil sold (resulting from the mixing of heavy crude oil and naphtha).  The calculation of the Company’s average consolidated unit production cost for the years ended December 31, 2009, 2008 and 2007 pursuant to such methodology is set forth in the table below:

	For the year ended December 31,
	2009	2008	2007
	(in million of Pesos unless otherwise noted)
Production Costs	6,493.55	4,500.05	3,761.66
Operational Expenses (1)	349.25	359.04	176.10
Purchase of crude oil (2)	886.90	-	-
Net Production Costs	5,257.40	4,141.02	3,585.56
Crude Oil and Gas Production (BOE in thousand)	159,700	135,200	120,700
Naphtha Volumes related to Income (BLS)	9,028	6,127	4,251
Net Volume of Crude Oil and Gas Production (BOE in thousand)	168,728	141,327	124,951
Average unit production cost (Ps$/BOE)	31,159	29,301	28,696
Exchange Rate at December 31, (3)	2,153	1,967	2,076
Average unit production cost (US$/BOE)	14.47	14.90	13.82

(1)	Correspond to other costs and expenses, administration expenses and marketing expenses.
(2)	Correspond to Hocol crude oil purchases from third parties which are included as part of the consolidation process but are not production costs.
(3)	Exchange rate listed is that of the Colombian Peso against the U.S. Dollar.

Mr. Roger Schwall United States Securities and Exchange Commission, p. 8

The Company considers that providing its average consolidated lifting cost pursuant to the FASB ASC 932 (formerly FAS 69) methodology is also material information.  Therefore, the calculation of the Company’s average consolidated lifting cost for the years ended December 31, 2009, 2008 and 2007 pursuant to such methodology is set forth in the table below:

	For the year ended December 31,
	2009	2008	2007
	(in million of Pesos unless otherwise noted)
Production Costs	6,493.55	4,500.05	3,761.66
Operational Expenses (1)	349.25	359.04	176.10
Purchase of crude oil (2)	886.90	-	-
Net Production Costs	5,257.40	4,141.02	3,585.56
Transportation Costs (3)	1,784.42	1,275.73	752.55
Total Lifting Costs	3,472.98	2,865.28	2,833.01
Crude Oil and Gas Production (BOE in thousand)	159,700	135,200	120,700
Average crude oil lifting cost (Ps$/BOE)	21,747	21,193	23,472
Exchange Rate at December 31, (4)	2,153	1,967	2,076
Average crude oil lifting cost (US$/BOE)	10.10	10.77	11.30

(1)	Correspond to other costs and expenses, administration expenses and marketing expenses.
(2)	Correspond to Hocol crude oil purchases from third parties which are included as part of the consolidation process but are not production costs.
(3)	Relate to transportation costs that do not form part of the Company’s lifting costs.
(4)	Exchange rate listed is that of the Colombian Peso against the U.S. Dollar.
As summarized in the preceding two tables, the difference between the Company’s average consolidated lifting cost and its average consolidated unit production costs results from the following: (i) production costs include costs related to additional costs incurred in the Company’s crude oil and gas transportation segments which are not included in lifting costs and (ii) production costs are adjusted by an adjusted volume which includes the Company’s naphtha volume.

The Company supplementally advises the Staff that it will revise its future filings to report its production costs according to the FASB ASC 932 (formerly FAS 69) methodology as it has done in this response eight.  Therefore, the Company’s future filings will separately disclose its marketing and administrative expenses and crude oil purchases and not include them as production costs.

9.
You also state that “…the estimated future production cost from the standardized measure (Ps$24,054/BOE) could not be compared with the average consolidated production cost (Ps$ 40,649 / BOE), but rather with the historical average lifting cost.”  “Production costs” have a singular meaning in the context of public oil and gas disclosure, i.e. lease operating expense (or lift cost) plus production/ad valorem/severance taxes plus appropriate gathering/transportation costs plus applicable insurance plus producing well overhead per Rule 4-10(a) above.  Production costs -whether historical, as in results of operations, or projected, as in the standardized measure-should have the same components in all documents filed with the Commission.  Of course, the value of those components will vary.  Please amend your disclosure of proved reserves and the standardized measure to incorporate the complete inventory of production cost components.

Mr. Roger Schwall United States Securities and Exchange Commission, p. 9

The Company advises the Staff that, even after the adjustment to the FASB ASC 932 (formerly FAS 69) methodology set forth in its response to comment eight above, the Company’s estimated future production cost from the standardized measure cannot be compared with the Company’s average consolidated unit production cost.  This is because while both measures take into account the dilution costs of heavy crude oil, they use different approaches to measure such costs.

With respect to the Company's calculation of estimated future production cost, when future net cash flows are estimated, the incremental revenue coming from the diluted barrels of heavy crude oil is not included as an inflow because such cash flows can only include revenues resulting from proved crude oil and gas reserves. Consequently, the Company cannot include the total costs related to the naphtha used to dilute its heavy crude oil. Instead, when calculating future net cash flows, the Company can only include the net cost of naphtha (the difference between revenues resulting from sales of diluted heavy crude oil and the costs associated with the Company’s purchases of naphtha).  Whereas, with respect to the Company calculation of average consolidated unit production cost, the actual production cost does take into account the total costs related to the naphtha used to dilute its heavy crude oil.

The Company would also like to highlight that the cash flows in Table v (Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein) on page F–116 of the Form 20-F to determine future production costs are the official numbers the Company and its independent auditor use to estimate the Company’s reserves. In this sense, there will always be a difference between this result and the Company’s calculation of its average consolidated unit production cost as set forth in response eight above.

Reserves, page 39

10.	Response 20 to our August 30, 2010 letter explained the changes to your proved reserves during 2009. Please include them in the future Form 6-K filing referenced in your response 15.

Response

The Company will include its explanation for the changes in its proved reserves during 2009 from its response 20 to the Staff’s comment letter dated August 30, 2010 in the current report on Form 6-K which the Company plans to file containing its modified engineering reports.  The Company expects such filing to occur promptly following the conclusion of the Staff’s review of the Form 20-F.

Mr. Roger Schwall United States Securities and Exchange Commission, p. 10

Notes to the Consolidated Financial Statements, page F-12

Reserve Information, page F-113

11.	Please include the information from your response 22 to our August 30, 2010 letter in the future Form 6-K filing referenced in your response 15.

Response

The Company will include the reserve information from its response 22 to the Staff’s comment letter dated August 30, 2010 in the current report on Form 6-K which the Company plans to file containing the modified third party engineering reports.  The Company expects such filing to occur promptly following the conclusion of the Staff’s review of the Form 20-F.

Exhibits 99.1, 99.2, 99.3

12.	We confirm that we have no further comments to the modified third party engineering reports. Please file your amended reports.

Response

The Company will proceed to timely file the modified third party engineering reports in a current report on Form 6-K.  The Company expects such filing to occur promptly following the conclusion of the Staff’s review of the Form 20-F.

******

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 011-57-1234-4254, Camilo Torres Zarate, of the Corporate Finance Department of the Company, at 011-57-1234-5149 or the Company’s U.S. counsel, Antonia Stolper of Shearman & Sterling LLP, at (212) 848-5009.

Very truly yours,

/s/ Adriana Echeverri

Chief Financial Officer

cc:	Javier G. Gutiérrez - Chief Executive Officer – Ecopetrol S.A.
Alejandro Giraldo – Investor Relations – Ecopetrol S.A.